Exhibit 99.1

Aris Mining Reports Q2 2025 RESULTS

Higher Gold Sales, Record Adjusted EBITDA & Earnings, and Significant Growth in Cash

Vancouver, Canada, August 7, 2025 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces its financial and operating results for the three and six months ended June 30, 2025 (Q2 2025 and H1 2025). In addition, the Company announces the publication of its 2024 Sustainability Report, which is available for review on our website. All amounts are in U.S. dollars unless otherwise indicated.

Q2 2025 Financial Performance

•	Record revenue of $200.2 million, up 30% from Q1 2025 and 75% from Q2 2024, driven by higher gold prices and increased sales volumes.
•	Cash balance increased to $310 million as of June 30, 2025, up from $240 million at March 31, 2025 as a result of strong cash flow generation from operations and proceeds from ARIS.WT.A warrant exercises. After June 30, 2025, the Company received an additional $60.5 million from the exercise of these warrants, which expired on July 29. In total, 98.7% of the warrants were exercised, generating $114.8 million in proceeds.
•	Adjusted EBITDA[1] of $98.7 million, up 48% from Q1 2025 and nearly triple Q2 2024. On a trailing 12-month basis, Adjusted EBITDA[1] has reached $264.0 million.
•	Growth capital investment of $36.7 million, supporting long-term expansion, primarily at the Marmato Bulk Mining Zone ($23.6 million) and Segovia ($6.9 million).
•	Record adjusted net earnings of $47.8 million or $0.27/share – the highest since Aris Mining’s formation in September 2022 – up from $0.16/share in Q1 2025 and $0.08/share in Q2 2024.

Neil Woodyer, CEO, commented “With record adjusted net earnings, over $310 million in cash, and the commissioning of the second mill at Segovia, we are well-positioned for stronger production in the second half of 2025 while advancing construction of the Marmato Bulk Mining Zone and technical studies at Soto Norte and Toroparu, which underpin a compelling growth pipeline. The expiry of the ARIS.WT.A warrants on July 29 has simplified our capital structure and eliminated a source of non-cash earnings volatility. We remain firmly on track to become a leading intermediate gold producer in Latin America with a highly attractive profile for investors.”

	Q2 2025	Q1 2025	Q2 2024
Gold production ounces (oz), total	58,652	54,763	49,216
Gold sold (oz), total	61,024	54,281	49,469
Segovia – AISC, Owner Mining ($/oz sold)	$1,520	$1,482	$1,616
Segovia – CMP AISC Margin	42%	41%	34%
EBITDA	$31.6M	$39.7M	$30.8M
Adjusted EBITDA	$98.7M	$66.6M	$36.1M
Adjusted EBITDA, last 12 months	$264.0M	$201.3M	$144.6M
Net earnings (loss)[2]	$(16.9)M3 or $(0.09)/share	$2.4M or $0.01/share	$5.7 or $0.04/share
Adjusted earnings	$47.8M or $0.27/share	$27.2M or $0.16/share	$12.7 or $0.08/share
Adjusted earnings, last 12 months	$112.7M or $0.65/share	$77.7M or $0.46/share	$42.9M or $0.31/share

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Q2 2025 Operational Performance

•	Gold production totaled 58,652 oz, a 7% increase from 54,763 oz in Q1 2025. Production is expected to progressively increase in H2 2025 following the June 2025 commissioning of the second mill at Segovia.
•	Marmato Narrow Vein Zone produced 7,125 oz, a 29% increase over Q2 2024 and consistent with Q1 2025 production levels.
•	Segovia Operations produced 51,527 oz, supported by gold grades of 9.9 g/t and gold recoveries of 96.1%.
o	AISC margin increased to $87.2 million, up 43% from Q1 2025. On a trailing 12-month basis, AISC margin has reached $250.4 million.
o	Owner-operated Mining AISC was $1,520/oz (Q1 2025: $1,482/oz), bringing H1 2025 average to $1,503/oz, tracking toward the lower end of the full year 2025 guidance range of $1,450 to $1,600.
o	Contract Mining Partner (CMP) sourced gold delivered an AISC sales margin of 42%, contributing to a 41% margin for H1 2025. This is above the full-year 2025 guidance range of 35% to 40%.
o	Total AISC increased to $1,681/oz (Q1 2025: $1,570), primarily due to higher gold prices, which increased costs related to material purchased from CMPs, together with royalties and social contributions tied to gold sales.
Figure 1: Strong AISC Margin Growth ($ million) – Segovia
Figure 2: Total AISC and Realized Gold Price Trends ($/oz) – Segovia
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Total Segovia Operating Information	Q2 2025	Q1 2025	Q2 2024
Average realized gold price ($/oz sold)	$3,303	$2,855	$2,313
Tonnes milled (t)	167,960	167,150	155,912
Average tonnes milled per day (tpd)	1,976	1,966	1,834
Average gold grade processed (g/t)	9.85	9.37	9.14
Gold produced (oz)	51,527	47,549	43,705
Gold sold (oz)	53,751	47,390	43,366
AISC margin ($M)	87.2	60.9	32.2

Segovia Operating Information by Segment	Q2 2025	Q1 2025	Q2 2024
Owner Mining
Gold sold (oz)	32,685	26,963	20,183
Cash costs – ($/oz sold)	$1,047	$1,123	1,222
AISC – ($/oz sold)	$1,520	$1,482	1,616
AISC margin ($M)	57.8	37.0	14.1

CMPs
Gold sold (oz	21,066	20,427	23,183
Cash costs – ($/oz sold)	$1,622	$1,431	1,367
AISC – ($/oz sold)	$1,931	$1,687	1,532
AISC sales margin (%)	42%	41%	34%
AISC margin ($M)	29.4	23.9	18.1

* Aris Mining operates its own mines and contracts with community-based mining partners, referred to as Contract Mining Partners (CMPs), to increase total gold production. Some partners work within Aris Mining’s infrastructure, while others manage their own mining operations on Aris Mining’s titles using their own infrastructure. In addition, Aris Mining purchases high grade mill feed from third-party contractors operating off-title, which further optimizes production and increases operating margins.

Growth and Expansion Updates

•	Strong cash generation funding growth:
o	Operations generated $74.6 million in cash flow after sustaining capital and income taxes in Q2 2025, fully funding all growth and expansion initiatives. After expansion capital, Aris Mining generated $37.9 million in net cash flow. See the Quarterly cash-flow summary in the following sections for additional cash flow analysis.
•	Segovia expansion progressing well:
o	Commissioning of the second ball mill in June 2025 marked a major milestone. The expanded plant capacity is expected to steadily increase gold production throughout H2 2025.
o	As underground development advances and mill feed from contract mining partners increases, Segovia remains on track to achieve annual production of 210,000 to 250,000 ounces this year and targeting 300,000 ounces next year.
o	$6.9 million was invested in Q2 2025 to support the plant expansion, underground development, and exploration activities.

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•	Marmato Bulk Mining Zone construction advancing:
o	The Bulk Mining Zone is a large, porphyry-hosted gold-silver system with wide, continuous mineralized zones that support bulk underground mining methods. Extensive drilling has defined a large mineral resource, and the deposit remains open at depth and along strike.
o	Decline development to access the Bulk Mining Zone is underway.
o	Earthworks for the main substation are completed and earthworks for the carbon-in-pulp (CIP) plant platforms are nearing completion.
o	Equipment deliveries continued through the quarter, including major components such as crushers, mills, and tailings filters.
o	$23.6 million was invested in Q2 2025.
o	The project remains on schedule, with first ore and production ramp up expected in H2 2026.
•	Soto Norte Project:
o	A new Pre-Feasibility Study (PFS) is underway, with completion expected in Q3 2025. The PFS incorporates a smaller-scale development plan and includes processing options designed to support local small-scale miners.
o	Upon completion of the PFS, Aris Mining intends to finalize and submit the required studies to apply for an environmental license for the development of Soto Norte.
•	Toroparu Project:
o	A new Preliminary Economic Assessment (PEA) is underway to evaluate updated development options. Following the March 2023 mineral resource update, Aris Mining completed infrastructure optimization studies that strengthen the development plan. The PEA is expected to be completed in Q3 2025.

Endnotes

1 All references to adjusted earnings, EBITDA, adjusted EBITDA, growth capital investment, cash flow after sustaining capital and income taxes, cash costs and AISC are non-GAAP financial measures in this document. These measures are intended to provide additional information to investors. They do not have any standardized meanings under IFRS, and therefore may not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Measures section in this document for a reconciliation of these measures to the most directly comparable financial measure disclosed in the Company’s financial statements.

2  Net earnings represents net earnings attributable to owners of the company, as presented in the annual and interim financial statements for the relevant period.

3  A $45.5 million non-cash loss was recognized in Q2 2025 from fair value adjustments to the Company's warrant liability, valued at $40.8 million as of June 30, 2025. The fair value of the liability is directly correlated to the Company's share price, which increased by 38% during Q2 2025 (year-to-date: 82% increase). In July 2025, the Company received an additional $60.5 million in cash proceeds from exercises of these warrants. With these exercises and the July 29, 2025 expiry of the remaining outstanding warrants, the liability has been fully extinguished, removing a source of non-cash earnings volatility from future results.

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Q2 2025 Conference Call Details

Management will host a conference call on Friday, August 8, 2025, at 9:00 a.m. New York / 6:00 a.m. Vancouver / 2:00 p.m. London / 3:00 p.m. Paris to discuss the results.

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration (dpregister.com). Once registered, call in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Webcast

•	Link: Webcast | Q2 2025 Conference Call (https://event.choruscall.com/mediaframe/webcast.html?webcastid=lKydEQEx)

Conference Call

•	Toll-free North America: +1-833-821-0197
•	International: +1-647-846-2328

Audio Recording

•	After the call, an audio recording will be available via telephone until end of day August 15, 2025
•	Toll-free in the US and Canada: +1-855-669-9658
•	International: +1-412-317-0088; and using the access code: 8035390

A replay of the event will be archived at Events & Presentations - Aris Mining Corporation (https://aris-mining.com/investors/events-presentations/).

Aris Mining's Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2025 and 2024 and related MD&A are available on SEDAR+, in the Company’s filings with the U.S. Securities and Exchange Commission (the SEC) and in the Financials section of Aris Mining's website here. Hard copies of the financial statements are available free of charge upon written request to info@aris-mining.com.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining intends to unlock value through scale and diversification. The Company is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, following the commissioning of the secondmill at Segovia, completed in June and ramping up during H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, expected to start ramping up production in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in Q3 2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, where a new Preliminary Economic Assessment (PEA) is underway and its results are also expected in Q3 2025.

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

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Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Cautionary Language

Non-GAAP Measures

EBITDA, adjusted EBITDA, adjusted earnings, cash cost, growth and expansion expenditures, cash flow after sustaining capital and income tax and AISC are non-GAAP financial measures. These financial measures do not have any standardized meaning prescribed under IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States, and therefore may not be comparable to other issuers. For full details on these measures refer to the “Non-GAAP Financial Measures” sections of the Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2025 and 2024 and years ended December 31, 2024 and 2023 (MD&As). The MD&As are incorporated by reference into this news release and are available at www.aris-mining.com, on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

The tables below reconcile the non-GAAP financial measures contained in this news release for the current and comparative periods to the most directly comparable financial measure disclosed in the Company's interim financial statements for the three and six months ended June 30, 2025 and 2024; the three months ended March 31, 2025 and 2024, and Company’s annual financial statements for the three months and years ended December 31, 2024 and 2023.

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Quarterly cash-flow summary1

($000's)	Q2 2025	Q1 2025
Gold revenue[2]	$200,231	$154,142

Total cash cost	(83,166)	(72,730)
Royalties[2]	(7,583)	(6,359)
Social contributions[2]	(5,562)	(4,334)
Sustaining capital	(12,710)	(7,069)
All in sustaining cost (AISC)	(109,021)	(90,492)

AISC margin	91,210	63,650

Taxes paid[2]	(42,244)	(5,121)
General and administration expense[2]	(5,187)	(4,106)
Decrease (increase) in VAT receivable	30,813	(11,761)
Other changes in working capital	(877)	(11,685)
Impact of foreign exchange losses on cash balances[2]	925	768
After-tax adjusted sustaining margin	74,640	31,745

Expansion and growth capital expenditure
Segovia Operations	(6,930)	(6,368)
Marmato Bulk Mining Zone	(23,628)	(29,661)
Toroparu Project	(2,741)	(2,411)
Soto Norte Project & other	(3,446)	(4,570)
Total expansion and growth capital	(36,745)	(43,010)

Financing and other costs
Proceeds from warrant and option exercises [2]	57,670	5,197
Principal repayment of Gold Notes [2]	(4,063)	(3,941)
Capitalized interest paid[2]	(5,802)	(5,031)
Interest (paid)[2]	(18,000)	—
Finance income[2]	2,633	2,336
Total financing and other costs	32,438	(1,439)
Net change in cash[2]	70,333	(12,704)
Opening cash balance at beginning of period[2]	239,831	252,535
Closing cash balance at end of period[2]	$310,164	$239,831
1.	This Quarterly Cash Flow Summary is comprised of certain non-GAAP financial measures. Refer to the Non-GAAP Financial Measures section of this news release for further information.
2.	As presented in the Financial Statements and notes for the respective periods.

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Segovia AISC Margin

($000s except per ounce, and ounce amounts)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Gold produced (ounces)	51,527	47,549	51,477	47,493	43,705
Gold sold (ounces)	53,751	47,390	50,409	48,059	43,366
Financial Information
Gold revenue ($'000s)	177,551	135,310	133,159	118,075	100,302
Average realized gold price ($/ounce sold)	$3,303	$2,855	$2,642	$2,457	$2,313

Owner Mining costs	23,228	19,291	18,845	15,780	17,187
CMP material purchases	29,157	26,656	29,461	31,373	28,667
Processing costs	7,412	7,430	6,879	6,985	6,536
Administration and security costs	10,422	10,124	11,656	7,796	8,120
Change in finished goods and stockpile inventory	961	(929)	(4,070)	1,130	(1,306)
By-product and concentrate revenue	(2,798)	(3,073)	(2,308)	(2,665)	(2,862)
Total cash costs	68,382	59,499	60,463	60,399	56,342
Cash cost per ounce sold	$1,272	$1,256	$1,199	$1,257	$1,299
			,43	3,506
Royalties	5,539	4,519	4,342	3,506	3,078
Social contributions	5,177	4,061	4,063	4,294	2,120
Sustaining capital	10,861	5,856	5,426	5,423	6,224
Sustaining lease payments	423	480	567	389	364
All-in sustaining costs	90,382	74,415	74,861	74,011	68,128
All-in sustaining cost per ounce sold (Combined)	$1,681	$1,570	$1,485	$1,540	$1,571

AISC Margin	87,169	60,895	58,298	44,064	32,174

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Cash costs per ounce

Reconciliation of total cash costs by business unit at Segovia and Marmato to the cash costs as disclosed above.

	Three months ended June 30, 2025			Three months ended March 31, 2025
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	53,751	7,273	61,024	47,390	6,891	54,281
Cost of sales[1]	76,719	17,255	93,974	67,091	15,384	82,475
Less: royalties[1]	(5,539)	(2,044)	(7,583)	(4,519)	(1,840)	(6,359)
Add: by-product revenue[1]	(2,798)	(427)	(3,225)	(3,073)	(313)	(3,386)
Total cash costs	68,382	14,784	83,166	59,499	13,231	72,730
Total cash costs ($ per oz gold sold)	$1,272			$1,256
Total cash costs including royalties	73,921			64,018
Total cash costs including royalties ($ per oz gold sold)	$1,375			$1,351

				Three months ended June 30, 2024
($000s except per ounce amounts)				Segovia	Marmato	Total
Total gold sold (ounces)				43,366	6,103	49,469
Cost of sales[1]				62,282	14,712	76,994
Less: royalties[1]				(3,078)	(1,126)	(4,204)
Add: by-product revenue[1]				(2,862)	(153)	(3,015)
Total cash costs				56,342	13,433	69,775
Total cash costs ($ per oz gold sold)				$1,299
Total cash costs including royalties				59,420
Total cash costs including royalties ($ per oz gold sold)				$1,370
1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

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Cash costs per ounce – Business Units (Segovia)

	Three months ended June 30, 2025			Three months ended March 31, 2025
($000s except per ounce amounts)	Owner	CMPs	Total	Owner	CMPs	Total
Total gold sold (ounces)	32,685	21,066	53,751	26,963	20,427	47,390
Cost of sales[1]	39,532	37,187	76,719	34,799	32,292	67,091
Less: royalties[1]	(3,605)	(1,934)	(5,539)	(2,783)	(1,736)	(4,519)
Add: by-product revenue[1]	(1,714)	(1,084)	(2,798)	(1,748)	(1,325)	(3,073)
Total cash costs	34,213	34,169	68,382	30,268	29,231	59,499
Total cash costs ($ per oz gold sold)	$1,047	$1,622	$1,272	$1,123	$1,431	$1,256
				Three months ended June 30, 2024
($000s except per ounce amounts)				Owner	CMPs	Total
Total gold sold (ounces)				20,183	23,183	43,366
Cost of sales[1]				28,531	33,751	62,282
Less: royalties[1]				(1,720)	(1,358)	(3,078)
Add: by-product revenue[1]				(2,151)	(711)	(2,862)
Total cash costs				24,660	31,682	56,342
Total cash costs ($ per oz gold sold)				$1,222	$1,367	$1,299

1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

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All-in sustaining costs (AISC)

Reconciliation of total AISC by business unit at Segovia and Marmato to the AISC as disclosed above.

	Three months ended June 30, 2025			Three months ended Mar 31, 2025
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	53,751	7,273	61,024	47,390	6,891	54,281
Total cash costs	68,382	14,784	83,166	59,499	13,231	72,730
Add: royalties[1]	5,539	2,044	7,583	4,519	1,840	6,359
Add: social programs[1]	5,177	385	5,562	4,061	273	4,334
Add: sustaining capital expenditures	10,861	1,426	12,287	5,856	733	6,589
Add: lease payments on sustaining capital	423	—	423	480	—	480
Total AISC	90,382	18,639	109,021	74,415	16,077	90,492
Total AISC ($ per oz gold sold)	$1,681			$1,570

				Three months ended June 30, 2024
($000s except per ounce amounts)				Segovia	Marmato	Total
Total gold sold (ounces)				43,366	6,103	49,469
Total cash costs				56,342	13,433	69,775
Add: royalties[1]				3,078	1,126	4,204
Add: social programs[1]				2,120	151	2,271
Add: sustaining capital expenditures				6,224	782	7,006
Add: lease payments on sustaining capital				364	—	364
Total AISC				68,128	15,492	83,620
Total AISC ($ per oz gold sold)				$1,571

1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

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All-in sustaining costs (AISC) – Segovia by Business Unit

	Three months ended Jun 30, 2025			Three months ended Mar 31, 2025
($000s except per ounce amounts)	Owner	CMPs	Total	Owner	CMPs	Total
Total gold sold (ounces)	32,685	21,066	53,751	26,963	20,427	47,390
Total cash costs	34,213	34,169	68,382	30,268	29,231	59,499
Add: royalties[1]	3,605	1,934	5,539	2,783	1,736	4,519
Add: social programs[1]	3,366	1,811	5,177	2,501	1,560	4,061
Add: sustaining capital expenditures	8,088	2,773	10,861	3,917	1,939	5,856
Add: lease payments on sustaining capital	423	—	423	480	—	480
Total AISC	49,695	40,687	90,382	39,949	34,466	74,415
Total AISC ($ per oz gold sold)	$1,520	$1,931	$1,681	$1,482	$1,687	$1,570

	Three months ended Dec 31, 2024			Three months ended Sep 30, 2024
($000s except per ounce amounts)	Owner	CMPs	Owner	Owner	CMPs	Total
Total gold sold (ounces)	28,149	22,260	50,409	22,952	25,107	48,059
Total cash costs	29,320	31,143	60,463	24,820	35,579	60,399
Add: royalties[1]	2,754	1,588	4,342	1,999	1,507	3,506
Add: social programs[1]	2,558	1,505	4,063	2,449	1,845	4,294
Add: sustaining capital expenditures	3,819	1,607	5,426	3,640	1,783	5,423
Add: lease payments on sustaining capital	567	—	567	389	—	389
Total AISC	39,018	35,843	74,861	33,297	40,714	74,011
Total AISC ($ per oz gold sold)	$1,386	$1,610	$1,485	$1,451	$1,622	$1,540

				Three months ended Jun 30, 2024
($000s except per ounce amounts)				Owner	CMPs	Total
Total gold sold (ounces)				20,183	23,183	43,366
Total cash costs				24,660	31,682	56,342
Add: royalties[1]				1,720	1,358	3,078
Add: social programs[1]				1,185	935	2,120
Add: sustaining capital expenditures				4,677	1,547	6,224
Add: lease payments on sustaining capital				364	—	364
Total AISC				32,606	35,522	68,128
Total AISC ($ per oz gold sold)				$1,616	$1,532	$1,571

1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

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Additions to mineral interests, plant and equipment

($’000)	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024
Sustaining capital
Segovia Operations	10,861	5,856	6,224
Marmato Narrow Vein Zone	1,426	733	782
Total Sustaining Capital	12,287	6,589	7,006
Non-sustaining capital
Marmato Bulk Mining Zone	23,628	29,661	19,143
Segovia Operations	6,930	6,368	16,284
Soto Norte Project and Other	3,446	4,570	3,896
Marmato Narrow Vein Zone	—	—	1,046
Toroparu Project	2,741	2,411	2,079
Total (Growth Capital Investment)	36,745	43,010	42,448
Additions to mining interest, plant and equipment[1]	49,032	49,599	49,454

1 As presented in the Annual and Interim Financial Statements and notes for the respective periods.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

($000s)	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024
Earnings (loss) before tax[1]	12,258	21,220	37,513	13,603
Add back:
Depreciation and depletion[1]	11,929	10,734	9,530	9,019
Finance income[1]	(2,633)	(2,336)	(1,606)	(1,351)
Interest and accretion[1]	9,992	10,037	21,165	6,493
EBITDA	31,546	39,655	66,602	27,764
Add back:
Share-based compensation[1]	8,136	3,784	(483)	2,533
(Income) loss from equity accounting in investee[1]	—	14	14	17
(Gain) loss on financial instruments[1]	50,737	16,628	(6,561)	12,842
Other (income) expense[1]	1,090	535	1,116	(428)
Foreign exchange (gain) loss[1]	7,224	5,997	(5,113)	311
Adjusted EBITDA	98,733	66,613	55,575	43,039

1 As presented in the Annual and Interim Financial Statements and notes for the respective periods.

13	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

($000s)	June 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023
Earnings (loss) before tax[1]	17,904	10,310	7,963	26,156
Add back:
Depreciation and depletion[1]	8,082	7,519	7,535	10,938
Finance income[1]	(1,691)	(2,246)	(2,580)	(3,672)
Interest and accretion[1]	6,496	6,803	6,772	6,757
EBITDA	30,791	22,386	19,690	40,179
Add back:
Share-based compensation[1]	1,373	1,842	2,977	528
Revaluation of investments (Denarius/Aris)	—	—	536	—
(Income) loss from equity accounting in investee[1]	2,301	551	(3,667)	(1,063)
(Gain) loss on financial instruments[1]	6,144	3,742	13,429	(374)
Other (income) expense[1]	2,681	—	(1,442)	21
Foreign exchange (gain) loss[1]	(7,211)	(108)	6,685	2,285
Adjusted EBITDA	36,079	28,413	38,208	41,576

1 As presented in the Annual and Interim Financial Statements and notes for the respective periods.

Adjusted net earnings and adjusted net earnings per share

($000s except shares amount)	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sept 30, 2024
Basic weighted average shares outstanding	179,836,208	171,622,649	170,900,890	169,873,924
Net earnings (loss)[1]	(16,897)	2,368	21,687	(2,074)
Add back:
Share-based compensation[1]	8,136	3,784	(483)	2,533
(Income) loss from equity accounting in investee[1]	—	14	14	17
(Gain) loss on financial instruments[1]	50,737	16,628	(6,561)	12,842
Other (income) expense[1]	1,090	535	1,116	(428)
Loss on extinguishment of Senior Notes	—	—	11,463	—
Foreign exchange (gain) loss[1]	7,224	5,997	(5,113)	311
Income tax effect on adjustments	(2,528)	(2,099)	2,536	(109)
Adjusted net (loss) / earnings	47,762	27,227	24,659	13,092
Per share – basic ($/share)	0.27	0.16	0.14	0.08

1 As presented in the Annual and Interim Financial Statements and notes for the respective periods.

14	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Adjusted net earnings and adjusted net earnings per share

($000s except shares amount)	June 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023
Basic weighted average shares outstanding	151,474,859	138,381,653	137,313,095	137,192,545
Net earnings (loss)[1]	5,713	(744)	(5,944)	13,833
Add back:
Share-based compensation[1]	1,373	1,842	2,977	528
Revaluation of investments (Denarius/Aris)	—	—	536	—
(Income) loss from equity accounting in investee[1]	2,301	551	(3,667)	(1,063)
(Gain) loss on financial instruments[1]	6,144	3,742	13,429	(374)
Other (income) expense[1]	2,681	—	(1,442)	21
Loss on extinguishment of Senior Notes	—	—	—	—
Foreign exchange (gain) loss[1]	(7,211)	(108)	6,685	2,285
Income tax effect on adjustments	1,738	78	(2,221)	(796)
Adjusted net (loss) / earnings	12,739	5,361	10,353	14,434
Per share – basic ($/share)	0.08	0.04	0.08	0.11

1 As presented in the Annual and Interim Financial Statements and notes for the respective periods.

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company’s ability to deliver on its 2025 objectives, the expected benefit from the Segovia expansion, the completion timeline and expected benefit from the Marmato Bulk Mining Zone construction, the expected completion date of the new pre-feasibility study for the Soto Norte Project, the completion date of the new preliminary economic assessment for the Toroparu Project and statements included in the “About Aris Mining” section of this news release relating to the Segovia Operations, Marmato Complex, Soto Norte Project and Toroparu Project are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

15	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

16	TSX: ARIS | NYSE-A: ARMN | aris-mining.com